April 29, 2025

Carol Hibbard
Chief Financial Officer and Treasurer
Symbotic Inc.
200 Research Drive
Wilmington, MA 01887

       Re: Symbotic Inc.
           Form 10-K for the Fiscal Year Ended September 28, 2024
           File No. 001-37883
Dear Carol Hibbard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Corey Dufrense